Exhibit 99.1

Melco Announces Unaudited Fourth Quarter 2021 Earnings

MACAU, March 01, 2022 (GLOBE NEWSWIRE) – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Total operating revenues for the fourth quarter of 2021 were US$480.6 million, representing a decrease of approximately 9% from US$528.0 million for the comparable period in 2020. The decrease in total operating revenues was primarily attributable to softer performance in the rolling chip segment.

Operating loss for the fourth quarter of 2021 was US$104.4 million, compared with operating loss of US$144.8 million in the fourth quarter of 2020.

Melco generated Adjusted Property EBITDA(1) of US$94.0 million in the fourth quarter of 2021, compared with Adjusted Property EBITDA of US$53.4 million in the fourth quarter of 2020.

Net loss attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2021 was US$159.9 million, or US$0.34 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$199.7 million, or US$0.42 per ADS, in the fourth quarter of 2020. The net loss attributable to noncontrolling interests was US$30.0 million and US$35.1 million during the fourth quarters of 2021 and 2020, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “COVID-related travel restrictions continued to impact our fourth quarter operating and financial performance. We have maintained strong cost discipline under these challenging times and are pleased to see improving EBITDA profitability across each of our geographies this quarter. We are confident that our customers will return in numbers once restrictions are eased.

“We are pleased to see Macau’s vaccination rate now at over 80% and, to play our part, Melco’s employee vaccination rate in Macau has reached 95%. We hope that increasing vaccination rates can facilitate an easing of travel restrictions within the Greater Bay Area.

“Our investment commitment remains unwavering. In Macau, Studio City announced fresh rounds of debt and equity financing in February and we continue our efforts to complete the construction of Studio City Phase 2 by the deadline set in the land concession of December 27, 2022. Furthermore, in December 2021, we announced our partnership with Marriott International to run one of our new hotel towers under the W Hotel brand. W Macau – Studio City will have 557 keys, 1,110 square meters of MICE space, renowned lobby lounges, a spa, a fitness center and an indoor swimming pool.

“In Europe, the City of Dreams Mediterranean integrated resort project is on track for completion in the second half of 2022.

“On January 14, the Macau government put forward to the Macau Legislative Assembly a proposed law to amend Macau’s gaming law, ‘Amendment to Law No. 16/2001’. We are grateful to the government for the opportunity to contribute our views during the public consultation process and for providing a clear framework. We are committed to participating in the public tender for the award of a gaming concession and will continue to promote economic diversification in Macau. Our actions to date reflect our confidence in the pent-up demand for leisure and in the long-term growth and stability of Macau.

“Lastly, we remain steadfast in our efforts in sustainability with a focus on energy and waste reduction. Our ongoing efficiency measures have accumulated annual savings of 53,579 MWh in Macau alone, equivalent to the electricity consumption of 6,897 households per year. Through Winnow, an artificial Intelligence (AI)-driven technology in food waste installed in our kitchens and employee dining rooms, we are saving approximately 316.5 tonnes of food waste per year. Our commitment to the Global Tourism Plastics Initiative led by the UN Environment Programme and the World Tourism Organization in collaboration with the Ellen MacArthur Foundation has seen us replace single use plastic bottles in guest rooms and restaurants with the NORDAQ water filtration and bottling system. We will gradually eliminate 14.8 million plastic bottles annually in Macau alone. By replacing F&B containers with biodegradable and sustainable alternatives, we can avoid the use and wastage of 9.5 tons of single-use plastic per year.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2021, total operating revenues at City of Dreams were US$244.8 million, compared to US$321.2 million in the fourth quarter of 2020. City of Dreams generated Adjusted EBITDA of US$49.7 million in the fourth quarter of 2021, compared with Adjusted EBITDA of US$57.3 million in the fourth quarter of 2020. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip and mass market table games segments, partially offset by reversal of bonus and bad debt provisions.

Rolling chip volume was US$3.12 billion for the fourth quarter of 2021 versus US$3.16 billion in the fourth quarter of 2020. The rolling chip win rate was 1.68% in the fourth quarter of 2021 versus 3.76% in the fourth quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$690.9 million in the fourth quarter of 2021, compared with US$739.7 million in the fourth quarter of 2020. The mass market table games hold percentage was 29.7% in the fourth quarter of 2021, compared to 30.1% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$421.6 million, compared with US$469.1 million in the fourth quarter of 2020. The gaming machine win rate was 3.6% in the fourth quarter of 2021 versus 3.1% in the fourth quarter of 2020.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2021 was US$41.6 million, compared with US$48.1 million in the fourth quarter of 2020.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2021, total operating revenues at Altira Macau were US$13.3 million, compared to US$28.0 million in the fourth quarter of 2020. Altira Macau generated negative Adjusted EBITDA of US$0.1 million in the fourth quarter of 2021, compared with negative Adjusted EBITDA of US$13.4 million in the fourth quarter of 2020.

Starting in the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment and has shut down VIP operations. In the fourth quarter of 2020, rolling chip volume was US$950.8 million and the rolling chip win rate was 3.14%. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$35.4 million in the fourth quarter of 2021 versus US$48.5 million in the fourth quarter of 2020. The mass market table games hold percentage was 28.1% in the fourth quarter of 2021, compared with 19.1% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$65.8 million, compared with US$56.4 million in the fourth quarter of 2020. The gaming machine win rate was 3.6% in the fourth quarter of 2021 versus 4.0% in the fourth quarter of 2020.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2021 was US$2.3 million, compared with US$3.7 million in the fourth quarter of 2020.

Mocha Clubs Fourth Quarter Results

Total operating revenues from Mocha Clubs were US$20.8 million in the fourth quarter of 2021, compared to US$12.8 million in the fourth quarter of 2020. Mocha Clubs generated Adjusted EBITDA of US$4.8 million in the fourth quarter of 2021, compared with negative Adjusted EBITDA of US$0.5 million in the same period in 2020.

Gaming machine handle for the fourth quarter of 2021 was US$474.6 million, compared with US$299.3 million in the fourth quarter of 2020. The gaming machine win rate was 4.4% in the fourth quarter of 2021 versus 4.3% in the fourth quarter of 2020.

Studio City Fourth Quarter Results

Total operating revenues at Studio City were US$88.2 million in the fourth quarters of both 2021 and 2020. Studio City generated negative Adjusted EBITDA of US$0.1 million in the fourth quarter of 2021, compared with negative Adjusted EBITDA of US$5.5 million in the fourth quarter of 2020.

Studio City’s rolling chip volume was US$474.4 million in the fourth quarter of 2021 versus US$449.4 million in the fourth quarter of 2020. The rolling chip win rate was 1.84% in the fourth quarter of 2021 versus negative 0.13% in the fourth quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$253.5 million in the fourth quarter of 2021, compared with US$305.6 million in the fourth quarter of 2020. The mass market table games hold percentage was 29.6% in the fourth quarter of 2021, compared to 27.0% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$262.4 million, compared with US$257.7 million in the fourth quarter of 2020. The gaming machine win rate was 2.8% in the fourth quarter of 2021, compared to 2.2% in the fourth quarter of 2020.

Total non-gaming revenue at Studio City in the fourth quarter of 2021 was US$17.7 million, compared with US$19.8 million in the fourth quarter of 2020.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2021, total operating revenues at City of Dreams Manila were US$83.9 million, compared to US$63.8 million in the fourth quarter of 2020. City of Dreams Manila generated Adjusted EBITDA of US$34.6 million in the fourth quarter of 2021, compared with Adjusted EBITDA of US$16.8 million in the comparable period of 2020. The year-over-year increase in Adjusted EBITDA was primarily due to improved performance in the mass market table games and gaming machine segments, partially offset by softer performance in the rolling chip segment.

City of Dreams Manila’s rolling chip volume was US$206.3 million in the fourth quarter of 2021 versus US$242.6 million in the fourth quarter of 2020. The rolling chip win rate was 1.20% in the fourth quarter of 2021 versus 2.98% in the fourth quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$113.2 million in the fourth quarter of 2021, compared with US$99.6 million in the fourth quarter of 2020. The mass market table games hold percentage was 35.6% in the fourth quarter of 2021, compared to 35.7% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$815.1 million, compared with US$532.1 million in the fourth quarter of 2020. The gaming machine win rate was 5.4% in the fourth quarter of 2021 versus 4.8% in the fourth quarter of 2020.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2021 was US$26.5 million, compared with US$14.5 million in the fourth quarter of 2020.

Cyprus Operations Fourth Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Our casinos remained open during the quarter ended December 31, 2021, with total operating revenues at Cyprus Casinos increasing to US$22.4 million from US$8.2 million in the fourth quarter of 2020. Cyprus Casinos generated Adjusted EBITDA of US$5.2 million in the fourth quarter of 2021, compared with negative Adjusted EBITDA of US$1.2 million in the fourth quarter of 2020.

Rolling chip volume was US$1.3 million for the fourth quarter of 2021 versus US$0.1 million in the fourth quarter of 2020. The rolling chip win rate was negative 1.92% in the fourth quarter of 2021 versus negative 17.43% in the fourth quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$30.5 million in the fourth quarter of 2021, compared with US$10.5 million in the fourth quarter of 2020. The mass market table games hold percentage was 20.1% in the fourth quarter of 2021, compared to 16.2% in the fourth quarter of 2020.

Gaming machine handle for the fourth quarter of 2021 was US$328.6 million, compared with US$129.4 million in the fourth quarter of 2020. The gaming machine win rate was 5.1% in the fourth quarter of 2021 versus 5.2% in the fourth quarter of 2020.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2021 were US$82.8 million, which mainly included interest expense of US$85.4 million, net of amounts capitalized.

Depreciation and amortization costs of US$144.1 million were recorded in the fourth quarter of 2021, of which US$14.3 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2021 referred to above is US$10.4 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated March 1, 2022 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2021 aggregated to US$1.65 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.56 billion at the end of the fourth quarter of 2021.

Approximately 3.3 million ADSs were repurchased in the fourth quarter of 2021, for a total consideration of US$31 million.

Capital expenditures for the fourth quarter of 2021 were US$250.5 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Full Year Results

For the year ended December 31, 2021, Melco Resorts & Entertainment Limited reported total operating revenues of US$2.01 billion versus US$1.73 billion in the prior year. The increase in total operating revenues was primarily attributable to improved performances in the mass market table games and gaming machine segments as well as higher non-gaming revenues, partially offset by softer performance in the rolling chip segment.

The operating loss for 2021 was US$577.5 million, compared with an operating loss of US$940.6 million for 2020.

Melco generated Adjusted Property EBITDA of US$235.1 million for the year ended December 31, 2021, compared with negative Adjusted Property EBITDA of US$104.3 million in 2020.

Net loss attributable to Melco Resorts & Entertainment Limited for 2021 was US$811.8 million, or US$1.70 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$1.26 billion, or US$2.65 per ADS, for 2020. The net loss attributable to noncontrolling interests was US$144.7 million and US$191.1 million for 2021 and 2020, respectively, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Subsequent Events

On February 7, 2022, Studio City Company Limited (“Studio City Company”), a subsidiary of the Company, announced an offering of senior secured notes and, concurrently, SCIHL announced that it had entered into subscription agreements with certain existing institutional holders of its ordinary shares and American Depositary Shares, each representing four Class A ordinary shares (“ADSs”), which hold, in aggregate, over 99% of SCIHL’s outstanding shares, for total proceeds of US$300 million. SCIHL is in the process of closing the private placement.

The senior secured notes were issued on February 16, 2022, with an aggregate principal amount of US$350 million, 7.0% coupon and a tenor of 5 years (the “Notes”). Net proceeds from the issuance of the Notes will be used to partially fund the capital expenditures of the remaining project for Studio City and for general corporate purposes.

Recent Developments

COVID-19 outbreaks continue to have a material effect on our operations, financial position, and future prospects into the first quarter of 2022.

In Macau, our operations remain impacted by travel restrictions and quarantine requirements. The appearance of COVID-19 cases in Macau in late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a 14-day quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. However, health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or mainland PRC in the preceding 21 days and are eligible for an exemption application.

In the Philippines, the government announced a re-opening of the Philippines’ borders to fully vaccinated international tourists with a negative RT-PCR test taken within 48 hours of departure of their country of origin, effective February 10, 2022 and lowered COVID-19 restrictions to alert level 1 from March 1, 2022 which allows casinos to operate at 100% capacity, subject to certain guidelines. Separately, our online gaming offering – Live Shots - program which began on August 10, 2021 for live-dealer games and on September 15, 2021 for slot machines, was shutdown on December 1, 2021 for maintenance.

In Cyprus, with the surge in COVID-19 cases, authorities stepped up COVID-19 restrictions from the end of December 2021 by reducing the capacity at certain venues and increasing restrictions for unvaccinated people. However, such restrictions were eased from February 21, 2022 and our casinos remained open during the period.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2021 financial results on Tuesday, March 1, 2022 at 8:30 a.m. Eastern Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 833 239 5575
US Toll / International	1 332 208 9458
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4577 4717
Japan Toll Free	012 092 5482
UK Toll Free	080 0279 8053
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	63 288 917 925

Passcode	3556347

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	3556347

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current gaming concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: JeannyKim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Operating revenues:
Casino	$390,659	$440,442	$1,676,263	$1,471,356
Rooms	44,666	41,365	157,501	108,593
Food and beverage	25,641	26,481	97,665	74,528
Entertainment, retail and other	19,642	19,714	80,927	73,446

Total operating revenues	480,608	528,002	2,012,356	1,727,923

Operating costs and expenses:
Casino	(286,280)	(363,392)	(1,320,882)	(1,350,210)
Rooms	(12,625)	(11,793)	(49,895)	(46,690)
Food and beverage	(22,758)	(23,641)	(91,533)	(86,123)
Entertainment, retail and other	(6,355)	(10,464)	(29,463)	(55,379)
General and administrative	(100,006)	(98,184)	(426,407)	(424,398)
Payments to the Philippine Parties	(6,102)	(5,311)	(26,371)	(12,989)
Pre-opening costs	(1,383)	(273)	(4,157)	(1,322)
Development costs	1,302	(2,983)	(30,677)	(25,616)
Amortization of gaming subconcession	(14,286)	(14,361)	(57,276)	(57,411)
Amortization of land use rights	(5,695)	(5,725)	(22,832)	(22,886)
Depreciation and amortization	(124,147)	(127,476)	(499,739)	(538,233)
Property charges and other	(6,638)	(9,233)	(30,575)	(47,223)

Total operating costs and expenses	(584,973)	(672,836)	(2,589,807)	(2,668,480)

Operating loss	(104,365)	(144,834)	(577,451)	(940,557)

Non-operating income (expenses):
Interest income	1,457	1,402	6,618	5,134
Interest expenses, net of amounts capitalized	(85,448)	(90,551)	(350,544)	(340,839)
Other financing costs	(1,080)	(2,311)	(11,033)	(7,955)
Foreign exchange gains (losses), net	1,516	3,038	4,566	(2,079)
Other income (expenses), net	710	888	3,082	(150,969)
Loss on extinguishment of debt	—	(219)	(28,817)	(19,952)
Costs associated with debt modification	—	—	—	(310)

Total non-operating expenses, net	(82,845)	(87,753)	(376,128)	(516,970)

Loss before income tax	(187,210)	(232,587)	(953,579)	(1,457,527)
Income tax (expense) credit	(2,731)	(2,253)	(2,885)	2,913

Net loss	(189,941)	(234,840)	(956,464)	(1,454,614)
Net loss attributable to noncontrolling interests	30,004	35,106	144,713	191,122

Net loss attributable to Melco Resorts & Entertainment Limited	$(159,937)	$(199,734)	$(811,751)	$(1,263,492)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.112)	$(0.140)	$(0.566)	$(0.882)

Diluted	$(0.112)	$(0.140)	$(0.566)	$(0.884)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.336)	$(0.419)	$(1.698)	$(2.647)

Diluted	$(0.336)	$(0.419)	$(1.698)	$(2.652)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,428,587,890	1,430,907,993	1,434,087,641	1,432,052,735

Diluted	1,428,587,890	1,430,907,993	1,434,087,641	1,432,052,735

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,652,890	$1,755,351
Restricted cash	285	13
Accounts receivable, net	54,491	129,619
Amounts due from affiliated companies	384	765
Inventories	29,589	37,277
Prepaid expenses and other current assets	109,330	85,798
Assets held for sales	21,777	—

Total current assets	1,868,746	2,008,823

Property and equipment, net	5,910,684	5,681,268
Gaming subconcession, net	27,065	84,663
Intangible assets, net	51,547	58,833
Goodwill	81,721	82,203
Long-term prepayments, deposits and other assets	177,142	284,608
Restricted cash	140	406
Deferred tax assets, net	4,029	6,376
Operating lease right-of-use assets	68,034	92,213
Land use rights, net	694,582	721,574

Total assets	$8,883,690	$9,020,967

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,992	$9,483
Accrued expenses and other current liabilities	935,483	983,865
Income tax payable	11,913	14,164
Operating lease liabilities, current	16,771	27,066
Finance lease liabilities, current	48,551	80,004
Current portion of long-term debt, net	128	—
Amounts due to affiliated companies	1,548	1,668
Liabilities related to assets held for sales	1,497	—

Total current liabilities	1,021,883	1,116,250

Long-term debt, net	6,559,854	5,645,391
Other long-term liabilities	30,520	29,213
Deferred tax liabilities, net	41,030	45,952
Operating lease liabilities, non-current	62,889	75,867
Finance lease liabilities, non-current	347,629	270,223

Total liabilities	8,063,805	7,182,896

Equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,423,370,314 and 1,430,965,312 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 33,177,628 and 25,582,630 shares, respectively	(132,856)	(121,028)
Additional paid-in capital	3,238,600	3,207,312
Accumulated other comprehensive losses	(76,008)	(11,332)
Accumulated losses	(2,799,555)	(1,987,396)

Total Melco Resorts & Entertainment Limited shareholders’ equity	244,746	1,102,121
Noncontrolling interests	575,139	735,950

Total equity	819,885	1,838,071

Total liabilities and equity	$8,883,690	$9,020,967

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(159,937)	$(199,734)	$(811,751)	$(1,263,492)
Pre-opening costs	1,383	273	4,157	1,322
Development costs	(1,302)	2,983	30,677	25,616
Property charges and other	6,638	9,233	30,575	47,223
Loss on extinguishment of debt	—	219	28,817	19,952
Costs associated with debt modification	—	—	—	310
Income tax impact on adjustments	2,144	(821)	11	(4,999)
Noncontrolling interests impact on adjustments	(1,284)	(637)	(17,469)	(11,314)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(152,358)	$(188,484)	$(734,983)	$(1,185,382)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.107)	$(0.132)	$(0.513)	$(0.828)

Diluted	$(0.107)	$(0.132)	$(0.513)	$(0.830)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.320)	$(0.395)	$(1.538)	$(2.483)

Diluted	$(0.320)	$(0.395)	$(1.538)	$(2.489)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,428,587,890	1,430,907,993	1,434,087,641	1,432,052,735

Diluted	1,428,587,890	1,430,907,993	1,434,087,641	1,432,052,735

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(6,310)	$3,264	$(23,644)	$(37,990)	$9,495	$1,980	$(51,160)	$(104,365)
Payments to the Philippine Parties	—	—	—	—	6,102	—	—	6,102
Land rent to Belle Corporation	—	—	—	—	669	—	—	669
Pre-opening costs	—	—	—	245	—	1,138	—	1,383
Development costs	—	—	—	—	—	—	(1,302)	(1,302)
Depreciation and amortization	5,391	1,279	62,393	33,844	17,138	2,062	22,021	144,128
Share-based compensation	717	238	8,518	1,864	683	391	15,640	28,051
Property charges and other	70	1	2,400	1,901	513	(379)	2,132	6,638

Adjusted EBITDA	(132)	4,782	49,667	(136)	34,600	5,192	(12,669)	81,304
Corporate and Other expenses	—	—	—	—	—	—	12,669	12,669

Adjusted Property EBITDA	$(132)	$4,782	$49,667	$(136)	$34,600	$5,192	$—	$93,973

	Three Months Ended December 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating loss	$(19,569)	$(2,509)	$(1,395)	$(45,704)	$(9,166)	$(5,093)	$(61,398)	$(144,834)
Payments to the Philippine Parties	—	—	—	—	5,311	—	—	5,311
Land rent to Belle Corporation	—	—	—	—	821	—	—	821
Pre-opening costs	—	—	89	68	—	116	—	273
Development costs	—	—	—	—	—	—	2,983	2,983
Depreciation and amortization	5,423	1,872	59,037	37,477	16,539	3,215	23,999	147,562
Share-based compensation	500	153	2,275	1,900	1,256	538	15,594	22,216
Property charges and other	222	3	(2,749)	753	2,031	—	8,973	9,233

Adjusted EBITDA	(13,424)	(481)	57,257	(5,506)	16,792	(1,224)	(9,849)	43,565
Corporate and Other expenses	—	—	—	—	—	—	9,849	9,849

Adjusted Property EBITDA	$(13,424)	$(481)	$57,257	$(5,506)	$16,792	$(1,224)	$—	$53,414

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Year Ended December 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(78,918)	$10,505	$(75,668)	$(167,162)	$(18,808)	$(12,395)	$(235,005)	$(577,451)
Payments to the Philippine Parties	—	—	—	—	26,371	—	—	26,371
Land rent to Belle Corporation	—	—	—	—	2,848	—	—	2,848
Pre-opening costs	—	—	195	984	—	2,978	—	4,157
Development costs	—	—	—	—	—	—	30,677	30,677
Depreciation and amortization	21,909	5,920	248,523	135,737	70,325	10,648	86,785	579,847
Share-based compensation	1,335	425	15,735	3,838	1,981	741	43,902	67,957
Property charges and other	1,700	204	13,169	6,113	6,245	(379)	3,523	30,575

Adjusted EBITDA	(53,974)	17,054	201,954	(20,490)	88,962	1,593	(70,118)	164,981
Corporate and Other expenses	—	—	—	—	—	—	70,118	70,118

Adjusted Property EBITDA	$(53,974)	$17,054	$201,954	$(20,490)	$88,962	$1,593	$—	$235,099

	Year Ended December 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating loss	$(82,304)	$(4,024)	$(261,495)	$(256,204)	$(63,399)	$(11,901)	$(261,230)	$(940,557)
Payments to the Philippine Parties	—	—	—	—	12,989	—	—	12,989
Land rent to Belle Corporation	—	—	—	—	3,195	—	—	3,195
Pre-opening costs	37	—	68	201	—	1,016	—	1,322
Development costs	—	—	—	—	—	—	25,616	25,616
Depreciation and amortization	21,509	7,331	245,290	168,520	66,092	12,343	97,445	618,530
Share-based compensation	866	194	6,235	3,316	2,322	693	40,766	54,392
Property charges and other	1,119	59	8,576	5,167	7,784	129	24,389	47,223

Adjusted EBITDA	(58,773)	3,560	(1,326)	(79,000)	28,983	2,280	(73,014)	(177,290)
Corporate and Other expenses	—	—	—	—	—	—	73,014	73,014

Adjusted Property EBITDA	$(58,773)	$3,560	$(1,326)	$(79,000)	$28,983	$2,280	$—	$(104,276)

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(159,937)	$(199,734)	$(811,751)	$(1,263,492)
Net loss attributable to noncontrolling interests	(30,004)	(35,106)	(144,713)	(191,122)

Net loss	(189,941)	(234,840)	(956,464)	(1,454,614)
Income tax expense (credit)	2,731	2,253	2,885	(2,913)
Interest and other non-operating expenses, net	82,845	87,753	376,128	516,970
Property charges and other	6,638	9,233	30,575	47,223
Share-based compensation	28,051	22,216	67,957	54,392
Depreciation and amortization	144,128	147,562	579,847	618,530
Development costs	(1,302)	2,983	30,677	25,616
Pre-opening costs	1,383	273	4,157	1,322
Land rent to Belle Corporation	669	821	2,848	3,195
Payments to the Philippine Parties	6,102	5,311	26,371	12,989

Adjusted EBITDA	81,304	43,565	164,981	(177,290)
Corporate and Other expenses	12,669	9,849	70,118	73,014

Adjusted Property EBITDA	$93,973	$53,414	$235,099	$(104,276)

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Room Statistics(3):
Altira Macau
Average daily rate (4)	$109	$152	$110	$164
Occupancy per available room	40%	48%	48%	36%
Revenue per available room (5)	$44	$73	$53	$59
City of Dreams
Average daily rate (4)	$210	$187	$205	$210
Occupancy per available room	47%	60%	53%	33%
Revenue per available room (5)	$99	$111	$109	$69
Studio City
Average daily rate (4)	$131	$121	$123	$128
Occupancy per available room	39%	49%	51%	28%
Revenue per available room (5)	$52	$59	$62	$36
City of Dreams Manila
Average daily rate (4)	$262	$215	$164	$220
Occupancy per available room	92%	45%	76%	53%
Revenue per available room (5)	$241	$98	$124	$117
Other Information(6):
Altira Macau
Average number of table games	100	97	101	97
Average number of gaming machines	128	110	121	110
Table games win per unit per day (7)	$1,084	$4,365	$1,912	$4,694
Gaming machines win per unit per day (8)	$199	$224	$201	$150
City of Dreams
Average number of table games	509	514	511	496
Average number of gaming machines	676	517	572	487
Table games win per unit per day (7)	$5,500	$7,216	$6,690	$6,439
Gaming machines win per unit per day (8)	$246	$303	$282	$230
Studio City
Average number of table games	288	291	290	282
Average number of gaming machines	710	606	645	586
Table games win per unit per day (7)	$3,162	$3,057	$3,306	$2,456
Gaming machines win per unit per day (8)	$113	$103	$129	$98
City of Dreams Manila
Average number of table games	309	307	301	302
Average number of gaming machines	2,373	2,241	2,338	2,262
Table games win per unit per day (7)	$1,504	$1,517	$1,789	$2,282
Gaming machines win per unit per day (8)	$206	$124	$195	$136
Cyprus Operations
Average number of table games	32	23	32	28
Average number of gaming machines	440	257	440	336
Table games win per unit per day (7)	$2,050	$1,234	$1,927	$1,770
Gaming machines win per unit per day (8)	$411	$434	$388	$473

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis